SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

MINISTRY OF MINES AND ENERGY
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Public Company)
CNPJ. Nº 00001180/0001-26

NOTICE TO SHAREHOLDERS

The Company inform that it has received, on this date, from the minority Shareholders BANCO CLÁSSICO S.A. and GERAÇÃO FUTURO L. PAR FUNDO DE INVESTMENTO EM AÇÕES, pursuant to CVM Instruction 481/09 and Ofício Circular CVM/SEP/ No. 02/2016, information of candidates for positions on the Board of Directors and Fiscal Council, whose election will take place at the Annual General Meeting to be held on April 29, 2016.

The candidates nominated by the Shareholder(s) indicated above were:

Candidates	Position
José Pais Rangel	Board of Directors
Marcelo Gasparino da Silva	Board of Directors
Manuel Jeremias Leite Caldas	Fiscal Council (effective member)
Ronaldo Dias	Fiscal Council (alternate)
Aloisio Macario Ferreira de Souza	Fiscal Council (effective member)
Patricia Valente Stierli	Fiscal Council (alternate)

Information about the candidates mentioned above are in the shareholder correspondence attached.

Rio de Janeiro, April 11, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

[FREE TRANSLATION]

Rio de Janeiro,

April 4, 2016.

To

CENTRAIS ELETRICAS BRASILEIRAS S.A. - ELETROBRAS

Setor Comercial Norte, Quadra 04, Bloco B, 100, sala 203, Ed. Empresarial Varig, Brasilia, OF C/O Mr. Wagner Bittencourt

President of the Board of Directors

C/C Mr. Armando Casado de Araujo

Re: OGM 2016 - Publication of Notice to Shareholders -  Nomination for the Election of Members of the Board of Directors and Audit Committee.

BANCO CLÁSSICO S.A., CNPJ/MF: 31.597.552/0001-52, with headquarters at Av. Presidente Vargas, 463, 13o. andar, Centro, Rio de Janeiro - RJ, through its administrators legally constituted, and GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, CNPJ/MF: 08.935.128/0001-59, in the terms of the regulations, bylaws and powers of attorney, respectively, in this act represented by its manager GF GESTÃO DE RECURSOS LTDA. ("GF Gestao"), registered with CNPJ/MF under no. 09.630.188/0001-26, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Praça XV de Novembro, no. 20, 12° andar, Grupo 1.201 B, Centro, with voting rights in general meetings of listed companies, comes through this letter to SUBMIT in advance the nomination of candidates by stating the facts set out below:

Based on stock positions and on the terms of Circular CVM/SEP/Nº02/2016, we request the inclusion of the names attached to this correspondence, in the list of candidates for the posts of members of the Board of Directors and Fiscal Council, which will be elected in the Annual General Meeting of the Company. This request has the support of the other shareholders, holders of common and preferred shares.

Please note that the present notice is to enable Brazilian and international investors to exercise their right to vote appropriately.  For such, it is essential that the company proceeds with the disclosure of the Announcement made through the Circular stated above. In the same way, record, specifically, the importance of communicating the candidature of foreign investors’ representatives.

All communications related to these documents can be made in writing and delivered, by electronic mail (E-mail) or correspondence, with delivery receipt, to the address indicated below.

Av. Paulista, no. 1.106, 6º andar. CEP 01310-100

Tel: (11) 2137-8888 Fax: (11) 2137-8899

Regards, Mr. Carlos Taveiros and Legal Dept.

E-mail: carlos.taveiros@gerafuturo.com.br / juridico@gerafuturo.com.br

Regards,

Banco Clássico S.A.                           Geração Futuro L. PAR Fundo de Investimento em Ações

I - BOARD OF DIRECTORS

Effective Member – Common Shares - JOSÉ PAIS RANGEL, Brazilian, lawyer, with solid career in public companies, exercised the Central Bank of Brazil - BACEN the following functions: Capital Market Inspector, Supervisor Supervision of Capital Markets, Regional Head of Market Surveillance capital, Head of the Department of Public Debt, Market Operations Manager, Project Coordinator and deployer of the SELIC system in the Brazilian financial market, Founder and Member of the Board of Trustees of CENTRUS - Private Pension Central Bank Foundation, Coordinator of the Privatization Program of companies controlled by the Central Bank of Brazil, Chairman of the Board of Directors of Companhia America Fabril, member of the Board of Directors of the company fabrics Dona Isabel Plant, Advisor to the President of the Republic - SEPLAN / Special Committee on Privatization, President of the Companhia Nacional de Tecidos Nova America, Liquidator of the following state enterprises: Digibras (Empresa Digital Brasileira S.A.) - Digidata (Electronic S.A.) - PROEL (Process Electronics Ltda.).

Currently holds the positions of: Vice President of Banco Clássico SA, Member of the Board of Directors of Companhia Distribuidora de Gas of Rio de Janeiro - CEG, Member of the Board of Directors of Tractebel Energia S.A., member of the Board of Directors of Kepler Weber S.A. and Member of the Board of Directors of Companhia Energetica de Minas Gerais - CEMIG (public companies). Investment Funds Manager accredited by CVM.

Effective Member – Common and Preferred Shares -Marcelo Gasparino da Silva, lawyer and certified board member by IBGC - Brazilian Institute of Corporate Governance and as the coordinator of IBGC on Santa Catarina State. He has acted in the steel sector, being considered one the most prominent lawyers of Brazil in the gas and oil areas. He is Chairman at Usiminas, board member at Bradespar and Eternit. Marcelo was board member at Celesc, Eletrobras, and Tecnisa, as well as a supervisory board member in the audit committee at AES Tietê, AES Eletropaulo, Eletrobras and Bradespar itself. Marcelo is the Spokesman of the GGC — Corporate Governance Group.

II – Fiscal Council

Effective Member –  Common Shares - Manuel Jeremias Leite Caldas is an economist and engineer, financial advisor for Alto Capital Gestora de Recursos. He was manager and chief economist of PEBB Bank S.A., senior analyst of Banco Bozano Simonsen S.A., and is presently a board member at AES Eletropaulo, CESP, Forjas Taurus, and Supervisory Board in the Audit Committee of Eletrobras, Contax and Oi. He was board member at Forjas Taurus and Supervisory Board in the Audit Committee of Oi and CESP.

Alternate Member – Common Shares – Ronaldo Dias, Brazilian, Accountant and Legal Expert, was an official of the Central Bank of Brazil - 1980 to 1998 - where he held the following functions: Auditor - Audit Inspector in the National Financial System, Inspection Coordinator in the National Financial System and Supervisor Substitute Supervision in the financial system. The Banco Clássico S.A. was Ombudsperson - 2007/2013, Internal Auditor - 2013/2015 and Administrative Manager Dynamic Energy Fund - 2014/2015.

He is currently Director of Banco Clássico SA, Alternate Member of the Supervisory Board of CEG and Member of the Supervisory Board of CEMIG (public companies).

Effective Member –  Preferred Shares - Aloisio Macario Ferreira de Souza is certified board member by IBGC - Brazilian Institute of Corporate Governance, is a banker and has studied economy. Accountant. He was senior analyst at Banco do Brasil, board member of Usiminas, Brasil Telecom Participações S.A., Supervisory Board member in the Audit Committee of AMBEV, Celesc and Eletrobras. He was Human Resources Vice-President of Usiminas in 2014/2015, Supervisory Board Member in the Audit Committee of Guarany Energy and member of the GGC — Corporate Governance Group.

Alternate Member –  Preferred Shares - Patricia Valente Stierli, Administrator with the Graduate in Business Administration, with thirteen years of experience in Banco Fator SA, acting in third party asset management area, acting in the management and development of products such as fixed income funds, multimarket and variable income, intended for institutional and tail clients. Manager of Synergy funds, focused on unlocking value through intensive work of corporate governance including appointing members to the Board of Directors and Supervisory Board of the investees. Eight years of experience as Managing Director Finance, responsible for accounting, tax, budget, treasury and human resources. Experience in structuring financial transactions with receivables, debentures issuance, IPO and mergers and acquisitions.

Skill in team leadership and focus on results and corporate governance. Fluent in English. Nationalities Brazilian / Switzerland. Representative of Banco Fator Resource Management Area with the Central Bank of Brazil and the Brazilian Securities Commission until July 2015. Member of the Action Committee of ANBIMA until July 2015.

Member of the Supervisory Council of Bardelia S.A Mechanical Industries (elected in April 2015). Tax adviser Certified by IBGC, since October 2015. Member of the Board of Diretors of Pettenati SA Textile Industry (elected in October 2015).

/s/ J.J. ADBALLA FILHO CEO	/s/ JOSÉ PAIS RANGEL Vice president

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.